Filed by Locust Walk Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Locust Walk Acquisition Corp.

Commission File No. 001-39866

Date: August 4, 2021

On August 4, 2021, eFFECTOR Therapeutics, Inc. issued the following press release. The press release may be accessed on eFFECTOR’s website at https://effector.com/news/.

eFFECTOR Therapeutics Initiates Phase 2a Expansion Cohorts Evaluating

Zotatifin in Breast Cancer and KRAS-mutant Non-small Cell Lung Cancer

Zotatifin to be evaluated as both monotherapy and in combination with targeted therapies

SAN DIEGO, August 04, 2021 – eFFECTOR Therapeutics, Inc. (eFFECTOR), a leader in the development of selective translation regulation inhibitors (STRIs) for the treatment of cancer, announced today the initiation of dosing in the Phase 2a expansion portion of an ongoing Phase 1/2 trial of zotatifin (eFT226) in solid tumors. This followed conclusion of the Phase 1 dose escalation portion of the trial and selection of a recommended Phase 2 dose (RP2D). eFFECTOR expects to initiate multiple indication-specific expansion cohorts in ER+ breast cancer and KRAS-mutant non-small cell lung cancer (NSCLC). Zotatifin will be evaluated both as a single agent and in combination with targeted therapies in each indication.

“Following successful conclusion of dose escalation and selection of the RP2D, we are expanding our zotatifin program with the initiation of several Phase 2a expansion cohorts in cancers with substantial unmet need, including ER+ breast cancer and KRAS-mutant NSCLC,” said Steve Worland, Ph.D., president and CEO of eFFECTOR. “Zotatifin has been generally well-tolerated in our clinical trials to date and showed very compelling preclinical activity, including in combination with palbociclib for breast cancer and in combination with sotorasib for KRAS-mutant NSCLC, two indications that we plan to evaluate in expansion cohorts.”

The Phase 2a expansion cohorts will evaluate the safety, pharmacokinetics (PK), pharmacodynamics (PD) and antitumor activity of zotatifin in subjects with biomarker-positive solid tumor malignancies, including ER+ breast cancer and KRAS-mutant NSCLC. Each of the Phase 2a monotherapy and combination expansion cohorts will utilize a Simon’s Two Stage design, in which seven patients will be enrolled in the first stage of the trial and assessed for activity prior to advancing to the second stage of the trial. Zotatifin will be administered as a 1-hour intravenous (IV) infusion at the selected RP2D of 0.07 mg/kg on Day 1 and Day 8 of a 21-day cycle. eFFECTOR expects to present additional data from the Phase 1 dose escalation portion of the trial, as well as preliminary response data from Phase 2a expansion cohorts, at a medical conference in 2022.

The primary objective of this study is to assess the safety, tolerability and activity of zotatifin as a monotherapy treatment and in combination with targeted agents in biomarker-specific patient populations. If positive activity is observed in a Phase 2a expansion cohort, the company plans to evaluate zotatifin, potentially as a combination in a randomized trial against a relevant comparator control group, or potentially in a single-arm monotherapy trial following demonstration of an appropriate overall response rate (ORR) in the Phase 2a expansion cohort.

About Zotatifin (eFT226)

Zotatifin is a potent and sequence-selective inhibitor of eukaryotic translation initiation factor 4A (eIF4A) mediated translation. eIF4A is responsible for unwinding complex structures in the non-coding 5’ untranslated region of messenger RNA. Zotatifin is designed to block this process, thereby inhibiting the translation of mRNAs encoding several important oncogenes and survival factors, including receptor tyrosine kinases (RTKs), KRAS, Cyclin D, CDK4/6 and MYC. In vivo studies have shown potent tumor regression in multiple tumor models dependent on these factors, including non-small cell lung cancer (NSCLC) and breast cancer. Since zotatifin inhibits the translation of mRNA by acting in the non-coding region of mRNAs, it is not limited to specific KRAS activating mutation subtypes such as KRAS G12C or KRAS G12D. Zotatifin is currently being evaluated as an intravenous (IV) infusion in a Phase 2a clinical trial that will include patients with breast cancer and KRAS-mutant NSCLC and in a Phase 1b clinical trial in patients with mild to moderate COVID-19 infections pursuant to grant sponsorship by the Defense Advanced Research Projects Agency (DARPA).

Please visit www.clinicaltrials.gov or www.propelcovidclinicaltrial.com for further information on ongoing clinical studies of zotatifin.

About eFFECTOR Therapeutics

eFFECTOR is a clinical-stage biopharmaceutical company focused on pioneering the development of a new class of oncology drugs referred to as selective translation regulator inhibitors (STRIs). eFFECTOR’s STRI product candidates target the eIF4F complex and its activating kinase, mitogen-activated protein kinase 1/2 (MNK 1/2). The eIF4F complex is a central node where two of the most frequently mutated signaling pathways in cancer, the PI3K-AKT and RAS-MEK pathways, converge to activate the translation of select mRNA into proteins that are frequent culprits in key disease-driving processes. Each of eFFECTOR’s product candidates is designed to act on a single protein that drives the expression of multiple functionally related proteins, including oncoproteins and immunosuppressive proteins in T cells, that together control tumor growth, survival and immune evasion. eFFECTOR’s lead product candidate, tomivosertib, is a MNK 1/2 inhibitor currently being evaluated in KICKSTART, a randomized, double-blind, placebo-controlled Phase 2b trial of tomivosertib in combination with pembrolizumab in patients with metastatic non-small cell lung cancer (NSCLC). Zotatifin, eFFECTOR’s inhibitor of eIF4A, is currently being evaluated in a Phase 2a clinical trial in patients with breast cancer and KRAS-mutant NSCLC. eFFECTOR has a global collaboration with Pfizer to develop inhibitors of a third target, eIF4E. In addition to the company’s oncology focus, zotatifin is being evaluated as a potential host-directed anti-viral therapy in patients with mild to moderate COVID-19 in collaboration with the University of California, San Francisco, under a $5 million grant sponsored by the Defense Advanced Research Projects Agency (DARPA).

Additional Information and Where to Find It

On May 26, 2021, eFFECTOR entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Locust Walk Acquisition Corp. (NASDAQ: LWAC), a special purpose acquisition company, and Locust Walk Merger Sub, Inc., a wholly owned subsidiary of LWAC.

In connection with the Merger Agreement, LWAC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC), which includes a document that will serve as a prospectus and proxy statement of LWAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all LWAC stockholders. LWAC also will file other documents regarding the Merger Agreement and the transactions contemplated thereby (the Transactions) with the SEC. Before making any voting decision, investors and security holders of LWAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Transactions, including the terms of the Transactions, the parties involved and the risks associated with the Transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LWAC through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from LWAC upon written request to Locust Walk Acquisition Corp., c/o eFFECTOR, 11120 Roselle Street, Suite A, San Diego, CA 92121, Attn: Secretary, or by calling (858) 925-8215.

Participants in the Solicitation

LWAC and eFFECTOR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LWAC’s stockholders in connection with the Transactions. A list of the names of the directors and executive officers of LWAC and information regarding their interests in the Transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this press release, including statements regarding eFFECTOR’s clinical plans for zotatifin and the presentation of data from its trials, and the proposed business combination of eFFECTOR and LWAC, are forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: potential delays in the commencement, enrollment and completion of clinical trials; disruption to eFFECTOR’s operations from the COVID-19 pandemic, including delaying or otherwise disrupting eFFECTOR’s clinical trials, manufacturing and supply chain; eFFECTOR’s dependence on third parties in connection with product manufacturing and clinical testing; the results of preclinical studies and early clinical trials are not necessarily predictive of future results; the success of eFFECTOR’s clinical trials and preclinical studies for its product candidates; unexpected adverse side effects or inadequate efficacy of eFFECTOR’s product candidates that may limit their development, regulatory approval and/or commercialization, or may result in recalls or product liability claims; risks relating to the proposed business combination, including the risk that the transaction may not be completed in a timely manner or at all; and the risks associated with eFFECTOR’s business and the business combination set forth in the registration statement on Form S-4 filed with the SEC. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond LWAC’s and eFFECTOR’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LWAC’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with SEC on March 29, 2021, the registration statement on Form S-4 discussed above and other documents filed by LWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements, including the risk that the conditions under the Merger Agreement are not satisfied. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. LWAC and eFFECTOR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither LWAC nor eFFECTOR gives any assurance that either LWAC or eFFECTOR or the combined company will achieve its expectations.

Contacts:

Investors:

Stephanie Carrington

Westwicke, an ICR Company

646-277-1282

Stephanie.Carrington@westwicke.com

Media:

Heidi Chokeir, Ph.D.

Canale Communications

619-203-5391

heidi.chokeir@canalecomm.com